Exhibit 99.2

Espírito Santo Financial Group S.A. ("ESFG") sells treasury shares

ESFG announced the following sales of American Depositary Shares (ADSs) held in treasury:

Date of sale	Quantity	Sale Price (per ADS)

20th December 2002	500,000	US$17.30
27th December 2002	355,000	US$17.45

After these sales ESFG owns 2,322,414 treasury shares.

13th January 2003